UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

                                                                             FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of June – December 2010

Commission File No. 0-24342

REG TECHNOLOGIES INC.

Registrant's Name

#240 – 11780 Hammersmith Way, Richmond, BC  V7A 5E9

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Material Change Report dated June 3, 2010

99.2

News Release dated June 24, 2010

99.3

Material Change Report dated June 30, 2010

99.4

News Release dated August 9, 2010

99.5

News Release dated August 12, 2010

99.6

Material Change Report dated August 13, 2010

99.7

Material Change Report dated August 13, 2010

99.8

News Release dated August 27, 2010

99.9

Audited financial statements for year ended April 30, 2010

99.10

Form 52-109FV1 - CFO Certification

99.11

Form 52-109FV1 - CEO Certification

99.12

Material Change Report dated September 2, 2010

99.13

Interim financial statements for three months ended July 31, 2010

99.14

Management Discussion & Analysis for three months ended July 31, 2010

99.15

News Release dated October 21, 2010

99.16

News Release dated December 21, 2010

99.17

Interim financial statements for six months ended October 31, 2010

99.18

Management Discussion & Analysis for six months ended October 31, 2010

99.19

Form 52-109FV1 - CFO Certification

99.20

Form 52-109FV1 - CEO Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REG TECHNOLOGIES INC.

(Registrant)

By

/s/ John Robertson

John Robertson,

President

Date     March 16, 2011